Exhibit (d)(1)(ii)

Gateway Investment Advisers, LLC 312 Walnut Street

Cincinnati, OH 45202

July I, 2021

Gateway Trust

Gateway Equity Call Premium Fund 888 Boylston Street

Boston, MA 02199

Attn: David Giunta, President

Re:	Gateway Equity Call Premium Fund Advisory Agreement Addendum

Dear	Mr. Giunta:

The Advisory Agreement dated September 30, 2014 between Gateway Trust (the ‘‘Trust”), with respect to its Gateway Equity Call Premium Fund (the “Series”), and Gateway Investment Advisers, LLC (the “Manager”) is hereby revised, effective July 1, 2021, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Trust shall pay the Manager compensation in an amount equal to (x) the annual rate of 0.58% of the average daily net assets of the Series (or such lesser amount as the Manager may from time to time agree to receive) minus (y) any fees payable by the Trust, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Name:	/s/ Gary H. Goldschmidt

Gary H. Goldschmidt

Title:	Chief Operating Officer

ACCEPTED AND AGREED TO:

Gateway Trust, on behalf of Gateway Equity Call Premium Fund

By:	/s/ David L. Giunta
David L. Giunta

Title:	President and Chief Executive Officer

Date:	July I, 2021

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